[MD Technologies Inc. letterhead]

June 30, 2005

VIA FACSIMILE

Mr. Daniel Lee

United States Securities and

    Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	MD Technologies Inc.

Form SB-1 filed May 25, 2005

SEC file No. 333-125243

Dear Mr. Lee:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, MD Technologies Inc. (the “Company”) on behalf of itself as issuer and underwriter hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 4:30 pm Eastern Daylight Time on Friday, July 1, 2005 or as soon thereafter as possible.

In connection with Rule 460 promulgated under the Securities Act of 1933, the Company represents that it has distributed two preliminary prospectuses and that copies of the preliminary prospectus were available from the Company. The Company will provide copies of the final prospectus to each of these potential investors. The Company is not paying any commissions or underwriting discounts in connection with this offering.

In connection with this acceleration request, MD Technologies Inc. acknowledges that the declaration of the above-referenced Registration Statement by the Commission or the staff as effective:

•	Does not foreclose the Commission from taking any action with respect to the filing;

•	Does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesy in this matter.

Sincerely,

/s/ William D. Eglin

William D. Eglin

President